UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: December 1, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Mahindra Satyam Provides Update Regarding Recent Press Reports in India
Hyderabad, India — December 1, 2009 — Mahindra Satyam (the brand identity of Satyam Computer Services Ltd. — NYSE: SAY) (the “Company”) today commented that it is aware of recent press reports that the Central Bureau of Investigation (“CBI”) of India has filed a supplementary chargesheet against certain individuals in connection with the financial irregularities confessed by Mr Ramalinga Raju, the former Chairman of the Company on January 7 of this year. A chargesheet is a formal document of accusation prepared by a law-enforcement agency in India. The Company wishes to point out to investors that reported allegations regarding the magnitude of investor harm or historical misstatements in the Company’s accounting records do not necessarily shed light on the present financial position and liabilities of the Company. This release is intended to clarify this issue.
With respect to the financial position of the Company, as previously reported, pursuant to orders from Hon’ble Company Law Board of India, the Company has been given extension for filing of returns/documents which are required to be filed with various statutory authorities under various statutes, whether already due or to become due, until June 30, 2010. This extension would also apply to publication of quarterly financial reports as required by the listing agreement, whether overdue or to become due.
The Company is currently defending certain lawsuits in the United States of America. The Company cannot currently quantify its potential liability in those lawsuits.
In India, as previously reported in a Form 6-K filed with the U.S. Securities and Exchange Commission on November 17, 2009, Mahindra Satyam has received legal notices from 37 companies claiming a refund of Rs.1230 crores (equivalent to approximately USD 265 million at exchange rate of Rs.46.47 per US Dollar), allegedly given as a temporary advance. The notices claim the money back to allegedly repay their creditors, some of which include Maytas Properties Limited and Maytas Infra Limited. The confession letter dated January 7, 2009, of the former Chairman of the Company also refers to a net amount of Rs.1230 crores arranged to the Company by the 37 companies. On November 14, 2009, Mahindra Satyam replied to the legal notices stating that the claims are legally untenable.
The Company is also aware of recent press articles reporting that the supplementary charge sheet states that those accused of the financial irregularities forged board resolutions and obtained loans of Rs.1,220 crore (equivalent to approximately USD 264 million) from banks without proper authorization. The Company is not currently aware of the full details of these alleged loans and so cannot assess at this time their potential impact on the Company, if any. However, to date no claims or demands in this regard have been asserted against the Company by any bank.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information provided herein includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on beliefs and assumptions by management and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Additional factors that could cause actual results to differ materially from those contained in any forward-looking statement include, without limitation: the outcome of pending litigation and other proceedings involving the Company, including the Company’s ongoing litigation in the United States of America; unanticipated accounting issues or audit issues which might arise as the Company continues to investigate and correct the alleged prior misstatements in its accounting records (the “Review”); unanticipated additional liabilities of the Company that are discovered as a result of the Review or as a result of ongoing investigations in India and the United States of America; the likelihood that deficiencies in the Company’s internal controls constitute material weaknesses in the Company’s internal control over financial reporting; unanticipated issues regarding the Review that prevent or delay the Company’s independent registered public accounting firm from relying upon the Review or that require additional efforts, documentation, procedures, review or investigation; the Company’s ability to design or improve internal controls to address issues detected in the Review or by management in its reassessment of the Company’s internal controls; difficulties in controlling expenses, including costs of the Review, legal compliance matters or internal controls review, improvement and remediation; the Company’s ability to become current in its periodic reporting under Indian and American laws; general business, economic and political conditions; the Company’s ability to effectively and successfully implement its financial and strategic alternatives, as well as business strategies, and manage the risks in its business; and the reactions of the marketplace to any of the foregoing.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: December 01, 2009